NUR MACROPRINTERS LTD.

           NUR Macroprinters Ltd. Reports Tenth Consecutive Quarter of
                          Record Revenues and Earnings

   Quarterly Revenues From Continuing Operations Increased by 75.5%; Earnings
                                At All Time High

      Magshimim, Israel, November 4, 1999 - NUR Macroprinters Ltd. (NASDAQ:
NURM), a leading manufacturer and marketer of wide-format digital inkjet printing systems and consumables, today announced record revenues and record profits for the third quarter ended September 30, 1999. This marks the tenth consecutive quarter of record revenues and earnings growth for the company.

      Revenues for the third quarter increased 49.5% to $15.1 million, compared to $10.1 million for the same quarter in 1998. Gross profit increased 54.3% to $7.1 million versus $4.6 million for the comparable period last year. Excluding
M. NUR Marketing & Communication GmbH's results from the third quarter of 1998 (an operation that was sold during the third quarter of 1999), revenues for the third quarter increased 75.5% from $8.6 million in the third quarter of 1998 and gross profit increased 71.1% from $4.2 million for the comparable period last year.

      Net income was a record $2.1 million, or $0.16 per share on a diluted basis, for the three months ended September 30, 1999 compared to a loss of $0.7 million, or approximately $(0.06) per share, for the comparable period last year. Excluding a $1.6 million one-time charge related to the acquisition of Meital Technologies reported in September 1998, the net income for the three months ended September 30, 1998 was $0.9 million, or $0.08 per share. Revenues, gross profits and net income were all the highest in the company's history.

      Revenues for the nine months ended September 30, 1999 were $40.1 million, an increase of 54.8%, compared to $25.9 million for the same period the previous year. Gross profit increased to $19.7 million from $12.6 million for the comparable period last year, an increase of 56.3%. Excluding M. NUR Marketing & Communication GmbH's results from the nine months ended September 30, 1998 (an operation that was sold during the third quarter of 1999), revenues for the nine months ended September 30, 1999 were $37.6 million, an increase of 64.9%, compared to $22.8 million for the same period the previous year and gross profit increased to $18.6 million from $11.5 million for the comparable period last year, an increase of 61.7%.

      Net income was $4.8 million, or $0.39 per share on a fully diluted basis, for the nine months ended September 30, 1999 compared to $0.3 million or $0.03 per share for the comparable period last year. Excluding a $1.6 million one-time charge related to the acquisition of Meital Technologies reported in September 1998, the net income for the nine months ended September 30, 1998 was $1.9 million, or $0.17 per share.

      Commenting on the results, Erez Shachar, NUR Macroprinters' President and CEO, said, "We are pleased with our continuing record revenues and earnings performance. The NUR Blueboard HiQ, the latest model in the company's line of superwide format digital printing systems, has made significant inroads into the market and we are reaping the rewards now."

      "A $3.3 million investment in the company by Isal Amlat Investments Ltd.
(1993) and Dovrat & Co. Ltd. this quarter shows us that members of the financial community are also confident of the continuing positive performance of the company," continued Mr. Shachar.

      "With the sale of our interest in M. NUR Marketing & Communication GmbH this quarter, we have squarely focused our attention on NUR's core business, the manufacture and marketing of wide-format digital printing equipment and consumables. Growth in these markets continues to be strong."

      Commenting on developments concerning the NUR Fresco screenless wide format production press, Mr. Shachar continued, "We are pleased to report that our NUR Fresco beta program is now in full swing. Machines have been installed at several European locations. In addition, the machine has been shown recently at the SGIA exhibition in Las Vegas and the Viscom Europe show in Germany and received a very good response at both locations. We believe that, with the commercial release of the product, NUR will be offering the most productive and reliable wide format production press in the industry."

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables. NUR's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, including billboard advertising, fleet graphics, exhibition and trade show displays, building murals and outdoor signage, point-of-purchase displays, decorative scaffolding covers, scenery backdrops for theater, television and film studios and more. NUR printers are installed in over 200 sites around the world.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd.'s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission.

                                      # # #
Contacts:
Erez Sachar             NUR Macroprinters Ltd.        Tel: 972-3-908-7676
Ayelet Shaked           The Anne McBride Co.          Tel: 212-983-1702

NUR MACROPRINTERS LTD.
Consolidated Statements Of Operations
U.S. $ in thousands, except per share data

                                                              Nine months ended           Percent       Three months ended
                                                          9/30/99          9/30/98        Change     9/30/99         9/30/98
                                                       ------------     ------------     --------  ------------    ------------
Revenues
  Sales of printers and related products               $     37,678     $     22,824        65.08% $     15,078    $      8,592
  Sales of printed materials*                                 2,460            3,110       -20.90%                        1,488
                                                       ------------     ------------     --------  ------------    ------------
                                                             40,138           25,934        54.77%       15,078          10,080
                                                       ------------     ------------     --------  ------------    ------------
Cost of revenues
  Cost of sales of printers and related products             19,048           11,283        68.82%        7,940           4,421
  Cost of sales of printed materials*                         1,344            2,036       -33.99%                        1,043
                                                       ------------     ------------     --------  ------------    ------------
                                                             20,392           13,319        53.10%        7,940           5,464
                                                       ------------     ------------     --------  ------------    ------------

Gross profit                                                 19,746           12,615        56.53%        7,138           4,616
                                                       ------------     ------------     --------  ------------    ------------
                                                              49.20%           48.64%        1.14%        47.34%          45.79%
Research & Development expenses**                             3,695            3,965 (**)   -6.81%        1,281           2,468 (**)
Less-Grants                                                    (451)            (480)                      (175)           (170)
                                                       ------------     ------------     --------  ------------    ------------
Research & Development expenses, net                          3,244            3,485       -6.92%         1,106           2,298
Selling expenses, net                                         6,320            4,347        45.39%        1,810           1,407
General and administrative expenses                           4,344            3,753        15.75%        1,612           1,395
                                                       ------------     ------------     --------  ------------    ------------
                                                             10,664            8,100        31.65%        3,422           2,802

Operating income (loss)                                       5,838            1,030       466.80%        2,610            (484)

Financial expenses net                                         (596)            (433)       37.64%         (259)           (113)
Other income net                                                174              (36)                       106              55
Taxes on income                                                (554)            (227)      144.05%         (368)           (115)
Minority interest                                               (29)             (30)      -3.33%            --             (16)
                                                       ------------     ------------     --------  ------------    ------------

Net income for the period                              $      4,833     $        304      1489.80% $      2,089    $       (673)
                                                       ============     ============     ========  ============    ============
                                                              12.04%            1.17%      927.20%        13.85%          -6.68%
Earning per share                                      $       0.44     $       0.03               $       0.19    $      (0.06)
                                                       ============     ============               ============    ============
Dilluted earnings per share                            $       0.39     $       0.03               $       0.16    $      (0.06)
                                                       ============     ============               ============    ============
Weighted average number of shares
  outstanding during the period                          11,004,666       10,880,000                 11,209,306      10,880,000
                                                       ============     ============               ============    ============

 Weighted average number of shares outstanding
 during the period used for dilluted earnings per share  12,472,727       11,436,171                 13,059,116      11,424,942
                                                       ============     ============               ============    ============

                                                         Percent
                                                         Change
                                                        --------
Revenues
  Sales of printers and related products                   75.49%
  Sales of printed materials*                            -100.00%
                                                        --------
                                                           49.58%
                                                        --------
Cost of revenues
  Cost of sales of printers and related products           79.60%
  Cost of sales of printed materials*                    -100.00%
                                                        --------
                                                           45.31%
                                                        --------

Gross profit                                               54.64%
                                                        --------
                                                            3.38%
Research & Development expenses**                         -48.10%
Less-Grants
                                                        --------
Research & Development expenses, net                      -51.87%
Selling expenses, net                                      28.64%
General and administrative expenses                        15.56%
                                                        --------
                                                           22.13%

Operating income (loss)                                  -639.26%

Financial expenses net                                    129.20%
Other income net
Taxes on income                                           220.00%
Minority interest                                        -100.00%
                                                        --------

Net income for the period                                -410.40%
                                                        ========
                                                         -307.51%
Earning per share

Dilluted earnings per share

Weighted average number of shares
  outstanding during the period


 Weighted average number of shares outstanding during the period used for diluted earnings per share

(*) Represents operations of M. NUR Marketing & Communication GmbH which was sold during the third quarter of 1999
(**) Including $1.6 million one-time charge related to the acquisition of Meital Technologies reported in September 1998

NUR MACROPRINTERS LTD.
Condensed Balance Sheets, US$ in thousands

                                          September 30,  December 31,  Percent
                                              1999           1998      Change
                                          -------------  ------------  -------
Current Assets:

  Cash and cash equivalents                   $  8,723      $  2,327      275%
  Marketable securities                              0            63       --
  Accounts receivable - trade                   10,621         9,091       17%
  Other receivables and prepaid expenses         3,010         2,756        9%
  Inventories                                   10,534         3,699      185%
                                              --------      --------     ----
Total Current Assets                            32,888        17,936       83%

Investments
Restricted long - term bank deposit                374           337       11%
Severance pay funds                                411           369       11%
Prepaid expenses                                     0            59      -100%
                                              --------      --------      ----
                                                   785           765         3%
                                              --------      --------      ----

Property and Equipment, net                      2,355         3,058      -23%

Other assets, net                                  250           236        6%
                                              --------      --------      ----

Total assets                                    36,278        21,995       65%
                                              ========      ========      ====

Liabilities and Shareholders' Equity
Current Liabilities:
Short - term bank credit                         2,321         2,972      -22%
Current maturities of long - term loans            719           224      221%
Trade payables                                   7,651         6,104       25%
Accrued expenses and other liabilities           5,499         2,926       88%
Advances from customers                          1,762           269      555%
                                              --------      --------      ----
Total Current Liabilities                       17,952        12,495       44%
                                              --------      --------      ----
Long -Term Liabilities:
Long - Term loans                                2,040           950      115%
Long - Term Liabilities                            367           587       --
Accrued severance pay                              568           464       22%
                                              --------      --------      ----
                                                 2,975         2,001       49%
                                              --------      --------      ----

Minority interest                                    0            69      -100%
                                              --------      --------      ----

Shareholders' Equity:
Share capital                                    2,912         2,729        7%
Capital surplus                                 17,579        14,376       22%
Cumulative translation adjustment                 (133)          165      -181%
Deficit                                         (5,007)       (9,840)     -49%
                                              --------      --------      ----
Total Shareholders' Equity                      15,351         7,430      107%
                                              --------      --------      ----
Total Liabilities and Shareholders Equity       36,278        21,995       65%
                                              ========      ========      ====